EXHIBIT 99.12

SLR Consulting (Canada) Ltd 55 University Avenue, Suite 501,Toronto, ON M5J 2H7

CONSENT

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-258939) of Denison Mines Corp. (the “Registration Statement”) in connection with (a) the report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised on February 16, 2006, (b) the report entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated January 31, 2007, (c) the report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, and (d) the report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018, (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statement.

Dated: March 25, 2022

SLR Consulting (Canada) Ltd.

(formerly Roscoe Postle Associates Inc.)

Per:

(Signed) Deborah A. McCombe

Deborah A. McCombe, P.Geo.

Technical Director – Global Mining Advisory

www.slrconsulting.com